

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2025

Daniel Mamadou
Chief Executive Officer
Welsbach Technology Metals Acquisition Corp.
4422 N. Ravenswood Ave. #1025
Chicago, IL 60640

David Wilcox
Managing Member
Evolution Metals LLC
516 S Dixie Hwy, Unit 209
West Palm Beach, FL 33401

Kim Sang-Min
Chief Executive Officer
Handa Lab Co., Ltd.
#D3-201, 7-12 D-Bridge
179, Daehak-ro, Yuseong-gu,
Daejeon, Republic of Korea

Andy Chun
Chief Executive Officer
KMMI Inc.
46 Blue Seo-ro 2gil, Donghae-myeon, Nam-gu
Pohang-si, Gyeongsangbuk-do, Republic of Korea

Chang-bae Lee
Chief Executive Officer
KCM Industry Co., Ltd.
65 Gado-ro, Gunsan-si
Jeollabuk-do, South Korea (Osikdo-dong)

Kim Kang-yong
Chief Executive Officer
NS World Co., Ltd.
99, Naechuoksu-gil, Bugi-myeon, Cheongwon-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea

Rob Feldman
Chief Executive Officer
Critical Mineral Recovery, Inc.
815 State Hwy OO
Fredericktown, MO 63645

      Re: Welsbach Technology Metals Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-4
           Filed on April 25, 2025
           File No. 333-283119

Dear Daniel Mamadou, David Wilcox, Kim Sang-Min, Andy Chun, Chang-bae Lee, Kim Kang-yong, and Rob Feldman:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 19, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed April 25, 2025

General

1. Refer to your response to prior comment 50 in your letter to us dated January 24, 2025 and the "form of" exhibit you included in your exhibit index. It appears that exhibit has now been deleted from your index. Please revise to file that form agreement as an exhibit. Please also tell us the status of the intended agreement related to the BCG Debt Facility. We note, for example, your disclosure on page 306 that it will be completed concurrently with the closing of the business combination.

2. We note the April 2025 Valuation and updated revenue projections on pages 163-65. Please revise to clarify how "the revenue projections continue to reflect EM management's current views regarding New EM's future performance." We note, for example, your disclosure on page 326 regarding the termination of your lease and no expectation of insurance recoveries related to the fire. We also note you deleted disclosure from pages 40, 317 and 333 about your expected completion time for the rebuild of your facility, as well as your disclosure on page 334 regarding the uncertainty of the release of your current site and "evaluating other properties."

Stock Issuance Proposal, page 223

3.	Given the disclosures throughout your document regarding the delisting of your securities, please revise to clarify why you are attempting to comply with the exchange rule you cite.

Please contact Charles Eastman at 202-551-3794 or Ernest Greene at 202-551-3733 if you have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:	Craig Linder
	Thomas Short